May 11, 2005



                        DREYFUS VARIABLE INVESTMENT FUND
                          DEVELOPING LEADERS PORTFOLIO

                   Supplement to Prospectus Dated May 1, 2005

The following information supplements and supersedes any contrary information contained in the Prospectus under the captions "Goal/Approach" and "Management":

Effective on or about June 30, 2005, investment decisions for the portfolio will be made by a committee of portfolio managers that comprise the Smallcap Team of Franklin Portfolio Associates, LLC, an affiliate of Dreyfus.

These portfolio managers will select stocks through a "bottom-up" approach that seeks to identify undervalued securities using a quantitative screening process. This process is driven by computer models that identify and rank stocks based on:

o fundamental momentum, meaning measures that reflect the changes in short-term earnings outlook through factors such as revised earnings estimates and earnings surprises

o relative value, such as current and forecasted price-to-earnings ratios, price-to-book ratios, yields and other price-sensitive data for a stock compared to its past, its peers and the models' overall stock universe

o long-term growth, based on measures that reflect the changes in estimated long-term earnings growth over multiple horizons

o additional factors, such as technical factors, trading by company insiders or share issuance/buy-back data

Next, through a "bottom-up" approach, the portfolio managers will focus on stock selection as opposed to making proactive decisions about industry or sector exposure. Over time, the portfolio managers will attempt to construct a portfolio that has exposure to industries and market capitalizations that is generally similar to the portfolio's benchmark. Finally, within each sector, the portfolio managers will seek to overweight the most attractive stocks and underweight or not hold the stocks that have been ranked least attractive.



                                         * * * * *

Dreyfus anticipates that implementation of the investment approach used by the new portfolio managers initially will result in more portfolio turnover than is typical for the portfolio which will produce transaction costs. Dreyfus intends to use its best efforts to dispose of portfolio securities in a manner designed to minimize these costs to the extent possible, consistent with best execution.

                                         * * * * *

As noted above, effective on or about June 30, 2005, investment decisions for the portfolio will be made by a committee of portfolio managers that comprise the Smallcap Team of Franklin Portfolio Associates. The committee members are John S. Cone, Oliver Buckley, Langton C. Garvin and Kristin Crawford, each of whom also is an employee of Dreyfus and will manage the portfolio in that capacity. Mr. Cone is Chief Executive Officer, President and a Senior Portfolio Manager of Franklin Portfolio Associates where he has been employed since its inception in 1982. Mr. Buckley is a Senior Vice President and Senior Portfolio Manager of Franklin Portfolio Associates which he joined in 2000. Mr. Garvin is a Senior Vice President and Senior Portfolio Manager of Franklin Portfolio Associates which he joined in 2004; prior thereto, he was a portfolio manager with Batterymarch Financial Management. Ms. Crawford is a Vice President and Portfolio Manager of Franklin Portfolio Associates which she joined in 2000.

There are no limitations on the role of a committee member with respect to making investment decisions for the portfolio.